EXHIBIT 5.1

                              Don A. Paradiso P.A.
      2401 East Atlantic Boulevard, Suite 314, Pompano Beach, Florida 33062
                     Suite 314 Washington Mutual Bank Tower
                        (954) 782-5006 Fax (954) 782-4010


Don A. Paradiso
Member, New York and Florida Bar

December 5, 2003

United States Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20949

Dear  Sirs:

We have been requested by I-Health, Inc., a Florida Corporation, to furnish you with our opinion as to the matters hereinafter set forth for I-Health, Inc. (the "Registrant") in connection with the registration of the Registrants common stock (the "Shares"). In connection with my opinion I have reviewed copies of the Registrant's: (i) Articles of Incorporation and the amendments thereto; (ii) By-laws; (iii) minutes of Shareholders meetings; (iv) minutes of Directors meetings; (v) list of Officers and Directors; (vi) list of Shareholders; (vii) balance sheet; (viii) Certificate of Incorporation on which is endorsed the Secretary of State filing stamp and (viii) the Registration Statement on Form SB-2 under the Securities Act of 1933 (the "Registration Statement"). I have examined originals or copies identified to my satisfaction, of such other documents, records and instruments as I have deemed necessary for the purpose of this opinion. I am of the opinion that:

1. The Registrant is a corporation duly organized, validly existing and in good standing in the State of Florida.

2. The authorized capital stock of the Registrant consists of 200 million shares of $.0001 par value common stock. All of the common shares issued to date, with the exception of 150,000 common shares discussed below, are validly issued. All of the shares issued to date are fully paid and non-assessable, and free of liens, encumbrances held by the Registrant. The Registrant is aware of no options or legal or equitable rights of others to the shares.

Of the shares issued to date, 150,000 were issued prior to a charter amendment increasing the authorized shares of the Registrant and were issued without the Registrant having sufficient authorized shares to make such issuance. The sole investor who purchased said 150,000 shares is expected to waive his right to rescind the transaction and waive any claims he may have against the Registrant.

3. The selling stockholders of the Registrant are offering for sale 29,120,000 shares of the common stock of the Registrant, and Warrants in Series A, B and C underlying the common stock in the total amount of 12,080,000 shares. Series A warrants are convertible into 2,416,000 shares, Series B into 6,040,000 shares, and Series C into 3,624,000. The maximum offering price is $0.02 for the Common Stock being offered for sale, and $0.25, $0.37 and $0.50, respectively for the Series A, B and C warrants.

United States Securities and Exchange Commission
December 5, 2003
Page Two

Sales of the common stock and the underlying warrants were made to approximately 45 purchasers, prior to the time that the Registrant had amended it's Certificate of Incorporation to allow for a sufficient number of authorized common shares. As a result, the company made a recission offer to all of the purchasing shareholders. The recission offer provided for a reaffirmation of the purchase by each purchaser, a waiver of any rights that said purchaser may have had against the Registrant and it's employees as a result of the sale, a release of the Registrant and it's employees, and ratification of an amendment authorizing the Registrant to increase it's authorized capital common stock to 200,000,000 shares. No purchaser opted for recission. The Registrant has recovered all of the old stock certificates, and has ordered new stock certificates which will be delivered to the purchasers before January 15, 2004, containing a date of issuance after the amendment of the Certificate of Incorporation.

The shares being offered by the Selling Shareholders and the Registrant will, when issued or transferred in accordance with and for the consideration set forth in the Registration Statement, be validly issued, fully paid and non-assessable, free and clear of liens, security interests, pledges, charges, claims and encumbrances of any kind known to the Registrant. None of such shares being offered by the Registrant are in escrow or subject to any voting trust or agreement and no proxy is in existence with respect to any of them.

4. There is no action, suit, proceeding, order or investigation pending or threatened against or affecting the Registrant at law or in equity or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality of which the Registrant is aware. There is no applicable local, state or federal law which would, impair, restrict or delay the voting rights to the Shares being offered by the Registrant.

In addition to reviewing all of the instruments and documents noted above, this opinion was based, in part, upon information provided to me by the Officers, Directors and certain Shareholders of the Registrant. In rendering this opinion, I have assumed the following: (1) that each of the documents has been executed by each of the parties thereto in the same form as the forms which I have examined; (2) the genuineness of all signatures, the legal capacity of natural persons, the authenticity and accuracy of all documents submitted to me as originals, and the conformity to originals of all documents submitted to me as copies; and (3) that each of the documents has been duly and validly authorized, executed, and delivered by the party or parties thereto.

Sincerely,

/s/ Don A. Paradiso, Esq.

Don A. Paradiso PA